FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	News Release dated July 22, 2006
2.	Audited financial results for the quarter ended June 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: July 22, 2006	By:	/s/ Jyotin Mehta

Name: Title:	Jyotin Mehta General Manager & Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 22, 2006

Performance Review – Quarter ended June 30, 2006: 17% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Vadodara today, approved the audited accounts of the Bank for the quarter ended June 30, 2006 (Q1-2007).

Highlights

  Operating profit excluding treasury income increased 45% in Q1-2007 to Rs. 1,144 crore (US$ 248 million) from Rs. 788 crore (US$ 171 million) in Q1-2006.

  Operating profit increased 27% to Rs. 1,231 crore (US$ 267 million) in Q1-2007 from Rs. 971 crore (US$ 211 million) in Q1-2006.

  Profit after tax for Q1-2007 increased 17% to Rs. 620 crore (US$ 135 million) from Rs. 530 crore (US$ 115 million) for the quarter ended June 30, 2005 (Q1-2006).

  Net interest income increased 52% to Rs. 1,475 crore (US$ 320 million) for Q1-2007 from Rs. 969 crore (US$ 210 million) for Q1-2006.

  Fee income increased 50% to Rs. 985 crore (US$ 214 million) for Q1- 2007 from Rs. 658 crore (US$ 143 million) for Q1-2006.

  Retail assets increased 59% to Rs. 98,687 crore (US$ 21.4 billion) at June 30, 2006 from Rs. 62,063 crore (US$ 13.5 billion) at June 30, 2005.

  Deposits increased 61% to Rs. 183,006 crore (US$ 39.7 billion) at June 30, 2006 from Rs. 113,778 crore (US$ 24.7 billion) at June 30, 2005.

Operating review

Credit growth

The Bank’s net customer assets increased 50% to Rs. 154,796 crore (US$ 33.6 billion) at June 30, 2006 compared to Rs. 103,487 crore (US$ 22.5 billion) at June 30, 2005. The Bank maintained its growth momentum and market leadership in the retail segment. In Q1-2007, the Bank’s total retail disbursements were about Rs. 15,900 crore (US$ 3.5 billion) including home loan disbursements of about Rs. 6,300 crore (US$ 1.4 billion). Retail assets constituted 67% of advances and 64% of customer assets. The Bank is focusing on non-fund based products and services, as well as capitalising on

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

opportunities presented by the domestic and international expansion of Indian companies. The Bank is also extending its reach in the small and medium enterprises segment.

Rural banking

The Bank’s rural banking strategy seeks to adopt a holistic approach to the financial services needs of various segments of the rural population, by delivering a comprehensive product suite encompassing credit, transaction banking, deposit, investment and insurance, through a range of channels. The Bank’s rural delivery channels include branches, internet kiosks, franchisees and micro-finance institution (MFI) partners. The Bank has launched savings products through the banking correspondent model in two states.

International operations

ICICI Bank continued to build on its existing presence in various geographies. In addition to providing credit and trade finance solutions to Indian companies, the Bank is expanding its international retail franchise through technology-based banking services. The Bank now operates in 13 countries through branches, representative offices and wholly-owned subsidiaries. During the quarter, the Bank’s UK subsidiary opened a branch at Antwerp in Belgium. The loan portfolio of the Bank’s international branches (including foreign currency financing to Indian companies) increased to about Rs. 13,400 crore (US$ 2.9 billion) at June 30, 2006 from Rs. 7,000 crore (US$ 1.5 bn) at June 30, 2005. The Bank continued to grow its remittance volumes and achieved a market share of about 21% in inward remittances into India.

Capital adequacy

The Bank’s capital adequacy at June 30, 2006 was 12.5% (including Tier 1 capital adequacy of 8.6%), well above RBI’s requirement of total capital adequacy of 9.0% . The Bank’s unaudited capital adequacy estimated based on RBI’s draft guidelines issued in February 2005 on implementation of the revised capital adequacy framework (Basel II), would be about 12.8% (including Tier 1 capital adequacy of about 9.6%) at June 30, 2006.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

The Bank’s net restructured assets at June 30, 2006 were Rs. 5,469 crore (US$ 1.2 billion), down from Rs. 6,209 crore (US$ 1.3 billion) at June 30, 2005. At June 30, 2006, the Bank’s net non-performing assets constituted 0.8% of customer assets against 2.0% at June 30, 2005.

Key domestic subsidiaries

ICICI Securities achieved a profit after tax of Rs. 24 crore (US$ 5 million) in Q1-2007. ICICI Lombard General Insurance Company (ICICI Lombard) enhanced its leadership position with a market share of 36% among private sector general insurance companies and an overall market share of 12.5% in April-May 2006. ICICI Lombard achieved a profit after tax of Rs. 15 crore (US$ 3 million) in Q1-2007.

ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide make losses in the initial years, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 52 crore (US$ 11 million) on the Bank’s consolidated profit after tax in Q1-2007 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for Q1-2007 was Rs. 186 crore (US$ 40 million) as compared to Rs. 69 crore (US$ 15 million) in Q1-2006. NBAP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Actual experience could differ based on variance from these assumptions especially in respect of expense overruns in the initial years.

Prudential ICICI Asset Management Company became the largest asset management company in India with assets under management of over Rs. 30,000 crore (US$ 6.5 billion) at June 30, 2006.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement

Rs. crore
	Q1-2006	Q1-2007	Growth over Q1-2006	FY2006
Net interest income[1]	969	1,475	52%	4,710
Non-interest income (excluding treasury)	907	1,190	31%	4,056
- Fee income	658	985	50%	3,259
- Lease & other income	249	205	(18%)	797
Less:
Operating expense	771	1,080	40%	3,547
Expenses on direct market agents (DMAs)	254[2]	391[2]	54%	1,178[2]
Lease depreciation	64	51	(20%)	277
Core operating profit	788	1,144	45%	3,763
Treasury income	183	88	(52%)	928
Operating profit	971	1,231	27%	4,691
Less: Provisions	298[3]	483[3,4]	62%	1,594[3]
Profit before tax	673	749	11%	3,097
Less: Tax	143	129	(10%)	557
Profit after tax	530	620	17%	2,540

1.	DMA expense on automobile loans, which was earlier deducted from net interest income, is now separately shown as an expense.

2.	Includes DMA expense on automobile loans: Rs. 118 crore in Q1-2006, Rs. 164 crore in Q1-2007 and Rs. 523 crore in FY2006.

3.	Includes premium amortisation on government securities: Rs. 155 crore in Q1- 2006, Rs. 267 crore in Q1-2007 and Rs. 802 crore in FY2006.

4.	Taking into account additional general provisions for standard assets of Rs. 47 crore pursuant to increase mandated by RBI in April 2006.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore
	June 30, 2005	June 30, 2006	Growth over June 30, 2005	March 31, 2006
Assets
Cash balances with
banks & SLR	57,563	81,076	41%	68,114
- Cash & bank balances	13,037	20,563	58%	17,040
- SLR investments	44,526	60,513	36%	51,074
Advances	97,909	147,184	50%	146,163
Investments	13,183	20,826	58%	20,473
Fixed & other assets	12,572	17,179	37%	16,639
Total	181,227	266,265	47%	251,389
Liabilities
Net worth	13,108	22,771	74%	22,206
- Equity capital	739	892	21%	890
- Reserves	12,369	21,879	77%	21,316
Preference capital	350	350	-	350
Deposits	113,778	183,006	61%	165,083
Erstwhile ICICI borrowings	17,749	12,714	(28%)	13,190
Other borrowings	24,585	34,129	39%	35,477
Other liabilities	11,657	13,296	14%	15,083
Total	181,227	266,265	47%	251,389

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the impact of any acquisitions, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 46.04 .

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

(Rs. in crore)

Sr. No.	Particulars	Three months ended		Year ended March 31, 2006
		June 30, 2006	June 30, 2005
1.	Interest earned (a)+(b)+(c)+(d)	5,038.63	3,115.99	14,306.13
	a) Interest/discount on advances/bills	3,437.18	2,175.61	10,206.59
	b) Income on investments	1,342.47	829.57	3,692.76
	c) Interest on balances with Reserve Bank of India and other interbank funds	245.91	76.38	335.46
	d) Others	13.07	34.43	71.32
2.	Other income	1,277.56	1,090.50	4,983.14
	A) TOTAL INCOME (1) + (2)	6,316.19	4,206.49	19,289.27
3.	Interest expended	3,563.35	2,146.54	9,597.45
4.	Operating expenses (e) + (f) + (g)	1,521.48	1,089.17	5,001.15
	e) Payments to and provisions for employees	356.76	223.09	1,082.29
	f) Direct marketing agency expenses	390.84	254.15	1,177.06
	g) Other operating expenses	773.88	611.93	2,741.80
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	5,084.83	3,235.71	14,598.60
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,231.36	970.78	4,690.67
6.	Other provisions and contingencies	482.78	297.88	1,594.07
7.	Provision for taxes
	a) Current period tax	167.08	196.30	691.22
	b) Deferred tax adjustment	(38.51)	(53.41)	(134.69)
8.	NET PROFIT (5-6-7)	620.01	530.01	2,540.07
9.	Paid-up equity share capital (face value Rs. 10/-)	891.92	739.12	889.83
10.	Reserves excluding revaluation reserves	21,878.76	12,369.32	21,316.16
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..
	(ii) Capital adequacy ratio	12.46%	12.04%	13.35%
	(iii) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (basic)	6.96	7.18	32.49
	(iv) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (diluted)	6.90	7.11	32.15
12.	Aggregate of non-promoter shareholding
	• No. of shares	891,895,485	739,018,438	889,823,901
	• Percentage of shareholding	100	100	100
13.	Deposits	183,006.49	113,778.47	165,083.17
14.	Advances	147,184.15	97,908.78	146,163.11
15.	Total assets	266,265.18	181,227.03	251,388.95

Notes
1.	The financials have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	The accounts for the quarter ended June 30, 2006 have been audited by M/s. BSR & Co., Chartered Accountants who are proposed to be appointed as Statutory Auditors of the Bank at the forthcoming Annual General Meeting, their appointment having been approved by Reserve Bank of India.
3.	During the quarter ended June 30, 2006, the Bank allotted 2,071,584 equity shares pursuant to exercise of employee stock options.
4.	Status of equity investors’ complaints / grievances for the quarter ended June 30, 2006.

Opening balance	Additions	Disposals	Closing balance
5	2,786	2,782	9

Of the above 2,786 complaints received, 2,613 complaints relate to public issue in December 2005 and out of 9 pending complaints, 5 have since been resolved.

5.	Provision for current period tax includes Rs. 11.14 crore towards provision for fringe benefit tax for the quarter ended June 30, 2006.
6.	Till the year ended March 31, 2006, the Bank deducted direct marketing agency expenses on automobile loans from the interest income. For the quarter ended June 30, 2006, the Bank has reported all direct marketing agency expenses, on automobile loans and other retail loans, separately under "Operating expenses". This does not impact the Bank's profit for the period. Previous period / year figures have been regrouped accordingly.
7.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
8.	The above financial results have been taken on record by the Board of Directors at its meeting held on July 22, 2006.

Place : Vadodara	Kalpana Morparia
Date : July 22, 2006	Joint Managing Director

SEGMENTAL INFORMATION OF ICICI BANK LIMITED FOR THE QUARTER ENDED JUNE 30, 2006

(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended March 31, 2006
		June 30, 2006	June 30, 2005
1.	Segment Revenue
a	Consumer and Commercial Banking	5,048.48	3,398.30	15,408.53
b	Investment Banking	1,594.12	1,151.74	4,972.50
	Total revenue	6,642.60	4,550.04	20,381.03
	Less: Inter Segment Revenue	326.41	343.55	1,091.76
	Income from Operations	6,316.19	4,206.49	19,289.27
2.	Segmental Results (i.e. Profit before tax & provisions)
a	Consumer and Commercial Banking	813.96	678.22	3,387.05
b	Investment Banking	427.00	302.16	1,342.02
	Total profit before tax & provisions	1,240.96	980.38	4,729.07
3.	Provisions
a	Consumer and Commercial Banking	201.95	151.48	732.02
b	Investment Banking	280.83	146.40	862.05
	Total provisions	482.78	297.88	1,594.07
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	612.01	526.74	2,655.03
b	Investment Banking	146.17	155.76	479.97
	Total profit before tax	758.18	682.50	3,135.00
	Unallocated	9.60	9.60	38.40
	Tax	128.57	142.89	556.53
	Profit after tax	620.01	530.01	2,540.07
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(44,211.46)	(27,911.87)	(27,936.78)
b	Investment Banking	64,133.54	38,812.14	47,417.84
	Total capital employed	19,922.08	10,900.27	19,481.06